SECURITY INCOME FUND
FILE NO. 811-02120
CIK NO. 0000088498


EX-99.77C

A special meeting of the shareholders of the Security Income Fund - Diversified Income Series was held on October 10, 2008. Each matter voted upon at the meeting, as well as the number of shares cast for, against or withheld or abstentions with respect to such matters are set forth below:

(1) The approval of an amended investment advisory agreement between Security Income Fund - Diversified Income Series and Security Investors, LLC:

                  VOTES FOR          VOTES AGAINST/ABSTENTIONS

                  7,836,716                  699,475